(Letterhead of Thomas Properties Group, Inc.)

VIA EDGAR

January 22, 2010

Daniel L. Gordon – Branch Chief

Karen J. Garnett – Assistant Director

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thomas Properties Group, Inc.

Dear Mr. Gordon and Ms. Garnett:

In response to the comments of the accounting staff contained in your letter dated December 31, 2009, we have supplementally provided the information set forth below. For your convenience, we have included the text of your letter and keyed our responses accordingly.

Form 10-K for the year ended December 31, 2008

Item 2. Properties. page 22

1.	In future filings, please provide a schedule of lease expirations for each of the next ten years. The schedule should include the number of tenants whose leases will expire, total area in square feet covered by such leases, annual rental represented by such leases, and percentage of gross annual rental represented by such leases.

Response: We will provide this information in our Form 10-K filing for the year ended December 31, 2009.

Item 15. Exhibits, Financial Statement Schedules, page 57

2.	We note that the following material contracts that you filed in accordance with Item 601(b)(l0) of Regulation S-K do not include schedules or exhibits that are referenced in the agreements: Exhibits 10.14, 10.15, 10.16, 10.17, 10.30, 10.31, 10.32, and 10.36. Item 601(b)(10) requires you to file all material contracts in their entirety. Please explain why the information was omitted or why the agreements themselves are no longer material to investors. Otherwise, please file the complete agreements with your next periodic report.

January 22, 2010

Response: Please see our response below, which addresses each of the exhibits you referenced.

10.14	Loan Agreement dated as of July 31, 2003 between Philadelphia Plaza-Phase II, LP as Borrower and Morgan Stanley Mortgage Capital, Inc. as Lender. We will file the complete agreement with our Form 10-K filing for the year ended December 31, 2009.

10.15	Senior Mezzanine Loan Agreement dated as of July 31, 2003 by and among Philadelphia Plaza-Phase II, LP as Borrower, TCS SPE 1, LP as Guarantor and DB Realty Mezzanine Investment Fund II, LLC as Lender. This loan was paid and settled on December 23, 2009. Therefore, this agreement is no longer material to investors.

10.16	Junior A Mezzanine Loan Agreement dated as of July 31, 2003 by and among Philadelphia Plaza-Phase II, LP as Borrower, TCS SPE 2, LP as Guarantor and DB Realty Mezzanine Parallel Fund II, LLC as Lender. This loan was paid and settled on December 23, 2009. Therefore, this agreement is no longer material to investors.

10.17	Junior B Mezzanine Loan Agreement dated as of July 31, 2003 by and among Philadelphia Plaza-Phase II, LP as Borrower, TCS SPE 3, LP as Guarantor and DB Realty Mezzanine Parallel Fund II, LLC as Lender. We will file the complete agreement in our Form 10-K filing for the year ended December 31, 2009.

10.30	Loan Agreement between 515/555 Flower Associates, LLC and Citigroup Global Markets Realty Corp. We will file the complete agreement with our Form 10-K filing for the year ended December 31, 2009. Also note that Exhibit 10.30 was originally filed as Exhibit 10.34 and the Lender was incorrectly identified in the header as Greenwich Capital Financial instead of Citigroup Global Markets Realty Corp.

10.31	Loan Agreement between 515/555 Flower Mezzanine Associates, LLC and Citigroup Global Markets Realty Corp. We will file the complete agreement with our Form 10-K filing for the year ended December 31, 2009. Also note that Exhibit 10.31 was originally filed as Exhibit 10.35 and the Lender was incorrectly identified in the header as Greenwich Capital Financial instead of Citigroup Global Markets Realty Corp.

10.32	Loan Agreement between 515/555 Flower Junior Mezzanine Associates, LLC and Citigroup Global Markets Realty Corp. We will file the complete agreement with our Form 10-K filing for the year ended December 31, 2009. Also note that Exhibit 10.32 was originally filed as Exhibit 10.36 and the Lender was incorrectly identified in the header as Greenwich Capital instead of Citigroup Global Markets Realty Corp.

10.36	Limited Partnership Agreement of Thomas High Performance Green Fund, L.P. We will file the complete agreement in our Form 10-K filing for the year ended December 31, 2009.

January 22, 2010

Impairment of long-lived assets, page 70

3.	Please tell us how many properties owned by you or joint ventures in which you participate, were tested for impairment during 2008 or during the nine months ended September 30,2009, and tell us the results of that testing. It appears that a significant amount of properties purchased by you or your unconsolidated entities were acquired when commercial real estate values were at or nearing their peak, particularly in 2007, as well as early 2008 and 2003 through 2006. Given this, please tell us whether or not you considered the significant economic downturn during 2008 a triggering event for impairment testing. We also note that the occupancy rate for your consolidated properties has gone from 97.8% at December 31, 2007 to 81.3% at December 31, 2008, and your stock price has dropped dramatically since the end of 2007. Please address these additional factors as they relate to potential impairment.

Response: Thomas Properties Group, Inc. together with our Operating Partnership, Thomas Properties Group, L.P., is referred to herein as TPG or the Company. TPG wholly owns three office buildings in our operating portfolio – One Commerce Square, Two Commerce Square and Four Points Centre. TPG also holds an equity interest in TPG/CalSTRS, LLC (“TPG/CalSTRS”), a joint venture which owns twelve assets. TPG’s share of this venture is 25% (except for the City National Plaza project in which we held a 21.3% interest prior to the second quarter of 2009 at which time we increased our interest to 25%). TPG/CalSTRS also owns a 25% interest in a portfolio of ten operating properties located in Austin, Texas. TPG’s indirect interest in the Austin venture is 6.3%. Finally, TPG holds a 50% interest in 2121 Market Street. In total, we hold an ownership interest in 26 operating assets. The discussion below separately addresses our operating portfolio and development portfolio.

Operating Portfolio – 2008

We reviewed impairment indicators each quarter of 2008 concluding there were no significant changes to the future cash flows used in our impairment analysis at December 31, 2007, until the fourth quarter of 2008 when there was verifiable evidence of impairment. The impact on commercial real estate of the steady downturn in the economy, which began in 2008, became pronounced in the fourth quarter of 2008. Additionally, the bankruptcy of Lehman Brothers Holdings, Inc. in September 2008 served as a triggering event not only due to its ramifications on the economy and the real estate industry, but also and more specifically due to its impact on our Austin joint venture portfolio. A Lehman affiliate, which owns an equity interest in the Austin joint venture is 100% indirectly owned by Lehman Brothers Holdings, Inc. In addition, two Lehman Brothers Holdings, Inc. affiliates are the administrative agent and lead arranger under the Austin venture’s credit agreement, which included a $100 million revolving credit facility at the time of the bankruptcy filing, which was not funded in the fourth quarter of 2008. The potential adverse effects of this bankruptcy are more fully described on page 9 of our Form 10-K for the year ended December, 31, 2008. Furthermore, the decline of our stock price also served as a trigger. The stock price began a steady decline on September 30, 2008, when it closed at $10.10. It closed on December 31, 2008 at $2.53. The stock price averaged $9.58 for the period from January 1, 2008 to September 30, 2008. These various factors served as indicators, which led to a detailed impairment review of our assets at December 31, 2008, which is described below.

January 22, 2010

We performed impairment testing as of December 31, 2008 based on the requirements of SFAS No. 144, Impairments of Long-Lived Assets and Discontinued Operations (“SFAS 144”). First, we performed impairment testing at the asset level for each property in our operating portfolio including wholly and partially-owned assets. As a normal practice, we maintain a cash flow model for each of our operating assets. We performed an undiscounted cash flow analysis at the asset level using these models. In determining the appropriate number of years to use in the cash flow analysis, we reviewed the Company’s (1) investment intent with respect to each asset, and (2) the Company’s ability to hold each asset for the term used in the analysis. With respect to management’s intent, we determined that none of our properties met the held for sale criteria. With respect to our ability to hold, we specifically reviewed any asset encumbered by debt with a near-term maturity. For such assets, we concluded the Company had the ability to extend or refinance the debt as it matures. We also considered the impact of any significant lease maturities on the cash flow models, and our ability to extend or replace such a lease. We analyzed significant variables in the model such as down time when a lease expires, future rental rates and expenditures required to re-tenant space with the assistance of our asset management and leasing personnel. We supplemented our analysis with input from external brokers and data from external research sources. Based on performing these steps, the cash flows for each asset exceeded the book carrying amount, on an undiscounted basis. Therefore, according to the criteria of SFAS 144, there was no impairment at the asset level for our operating portfolio (development portfolio discussed separately below).

Secondly, based on the criteria of Accounting Principles Board Opinion No. 18 – The Equity Method of Accounting for Investments in Common Stock (“APB 18”), we analyzed TPG’s equity investment in the TPG/CalSTRS venture by performing a discounted cash flow analysis for each asset within TPG/CalSTRS. We determined the fair value of our investment in TPG/CalSTRS exceeded our carrying value at December 31, 2008, and based on our analysis therefore concluded there was not a temporary or other than temporary impairment.

Lastly, since TPG/CalSTRS accounts for its investment in our Austin joint venture using the equity method of accounting, we assessed whether TPG/CalSTRS had other than temporary impairment on this investment. First, we performed a discounted cash flow analysis for each asset to determine a fair value estimate for the venture as a whole. With respect to the ten assets owned by the Austin joint venture, the discounted cash flows for the venture were less than the aggregate book carrying value of the venture by $19.4 million. TPG/CalSTRS recorded its 25% share of this impairment or a $4.8 million charge as we believed the decline in the fair value estimate over the book value was other than temporary. Correspondingly, TPG recorded its 6.3% equity in earnings share of the impairment charge or a $1.2 million charge.

In summary, for our operating portfolio, based on the undiscounted cash flow methodology of SFAS 144, there was no impairment at the asset level for any of our investments as of December 31, 2008. With respect to our investments using the equity method of accounting, which are subject to APB No. 18, TPG did not record any impairment of its investment in the twelve assets directly-owned by our TPG/CalSTRS joint venture as the joint venture as a whole had a fair value estimate greater than book carrying value. Finally, TPG recorded in equity in earnings/losses its share, or $1.2 million, of a $19.4 million other than temporary impairment charge related to its investment in the Austin joint venture as the aggregate book carrying value of the venture as whole exceeded the aggregate discounted cash flows.

January 22, 2010

Operating Portfolio – 2009

Due to the continued decline of the economy and the commercial real estate industry in 2009, we reviewed our operating portfolio during each of the three quarters ended September 30, 2009. We performed the same process described above for 2008. None of the assets met the held for sale criteria for any of the three quarters ended September 30, 2009. For the first and second quarters of 2009, there was no impairment at the asset level for any of our investments. As part of our analysis for each of the first three quarters of 2009, we contemplated our ability to extend or refinance the debt on Four Falls Corporate Center, Walnut Hill Plaza and Oak Hill Plaza, all wholly-owned by our TPG/CalSTRS joint venture and all with debt maturing in March 2010. As the maturity date neared without clear resolution, we concluded in the third quarter that we needed to reduce the hold period used in our undiscounted cash flow model to reflect the uncertainty. In doing so, we failed the undiscounted cash flow test, and consequently used a fair value measurement, which resulted in impairment for two of the three assets totaling $8.0 million, which was recorded at the asset level. Our 25 % share of this charge was $2.0 million.

With respect to our noncontrolling equity interest in the remaining nine assets wholly-owned by our TPG/CalSTRS joint venture, there continued to be sufficient equity at the venture level as supported by external appraisals on these assets conducted during this period.

With respect to the ten assets in our Austin joint venture, based on the criteria of APB No. 18, and recent accounting literature regarding other-than-temporary impairment, we performed a fair value measurement under the framework of SFAS No. 157, Fair Value Measurement, on each asset. All of the assets were appraised by an unaffiliated appraisal firm as June 1, 2009. Based on these fair value measurements, we concluded that the noncontrolling equity interest held by our TPG/CalSTRS joint venture in the Austin joint venture, and TPG’s noncontrolling equity interest in TPG/CalSTRS were not impaired.

Development and Pre-development Portfolio – 2008

For purposes of reviewing our development and pre-development assets for impairment, in addition to the triggering indicators previously discussed, we also considered the prolonged slump in the residential housing market as a further factor with respect to our Murano development.

We completed construction of Murano, a 302 unit, 43-story high-rise condominium project in center city Philadelphia, in the third quarter of 2008, and we began delivering some units at the beginning of the same quarter. As units at the Murano were complete and ready for delivery, the project met the held for sale criteria of SFAS 144 as of the third quarter of 2008. As such, we were required to carry the units at the lower of cost or fair market value. We had pre-sold 126 units prior to completion of the construction. Sales slowed significantly, though, in 2008, which caused us to review our pricing and absorption estimates. We performed a discounted cash flow analysis based on our revised sales pace and pricing assumptions. This analysis resulted in an impairment charge of $11.0 million at December 31, 2008.

We also reviewed our pre-development projects including two wholly-owned projects (Campus El Segundo and Four Points Centre) in the pre-development stage at December 31, 2008. As we have the intent to hold these projects for investment and neither has uncertainty regarding near-term debt maturities, we performed an undiscounted cash flow analysis based on our development plans, which resulted in cash flows in excess of the book carrying values.

January 22, 2010

Additionally, we reviewed our costs incurred to date on MetroStudio@Lankershim, a project in which we expect to enter into a long-term ground lease with the Los Angeles Metropolitan Transportation Authority, which owns the land, upon completion of entitlements. Based on the early stage of this project, we concluded our development plan will allow us to recover our costs.

Further, we reviewed 2100 JFK Boulevard, a minor land parcel, which we wholly own. A portion of the parcel is leased to a tenant for retail usage and the remainder serves as an accessory parking lot for the tenant. Based on an external appraisal performed at year end 2008, we concluded the carrying value of this asset was not impaired.

Finally, we concluded that our investment in certain land parcels in Houston in which we own a 25% interest were recoverable based on recent third-party appraisals.

Development and Pre-development Portfolio – 2009

During 2009, we continued to evaluate our development and pre-development assets. For Campus El Segundo, Four Points Centre and MetroStudio@Lankershim, our intent and ability to hold remained unchanged and our development plans remained consistent with our year-end 2008 analysis.

With respect to Murano, sales remained slow during the first six months of 2009. As a result we implemented an accelerated marketing strategy whereby we targeted a specific number of units to be sold at auction, and we limited the units to those below the 30th floor. We sold 40 units at auction on June 27, 2009, and as of September 30, 2009 had sold an additional 24 units. Based on the average pricing achieved for these 64 units, we adjusted the pricing in our discounted cash flow model for all of the remaining units. Further, we adjusted our absorption rate for the remaining 80 units above the 29th floor, and we increased our discount rate. As a result of these revisions, our pricing, absorption and discount rate were consistent with the assumptions used in an external appraisal commissioned by the lender. Based on these revisions, we recorded an impairment charge of $8.6 million as of September 30, 2009.

Proxy Statement on Schedule 14A, filed April 28, 2009

Philosophy of our Compensation Programs, page 17

4.

We note the statement that the committee’s general guideline is to award compensation at or near the 75th percentile of executive compensation levels of your peer groups. Please tell us the companies within your peer group and explain why you selected the peer group companies. Also, describe how actual compensation amounts compare to the benchmark. Confirm that you will provide similar disclosure in your future filings.

January 22, 2010

Response: The group of companies that is considered by the Compensation Committee to be peers for purposes of evaluating compensation levels for the Company’s named executives is:

Highwoods Properties, Inc.

Maguire Properties, Inc.

EastGroup Properties, Inc.

PS Business Parks, Inc.

Corporate Office Properties Trust

Parkway Properties, Inc.

Kilroy Realty Corporation

First Potomac Realty Trust

Digital Realty Trust, Inc.

Washington Real Estate Investment Trust

Winthrop Realty Trust

BioMed Realty Trust, Inc.

Mission West Properties, Inc.

Cousins Properties Incorporated

CapLease, Inc.

Investors Real Estate Trust

Franklin Street Properties Corporation

St. Joe Company

Marcus Corporation

These peer group companies were selected by CEL & Associates, using the criteria of an asset base and number of square feet of their investment portfolios comparable to the Company, and are viewed as directly competitive to the Company for capital, investment opportunities and talent. Actual total compensation for 2007 (the last year for which such data was available at the time of the filing of the Proxy Statement) for the Chief Financial Officer and the Chairman and CEO was below the 75th percentile of total compensation for similarly-titled executives of the peer group companies. Actual total compensation of the other named executives was above the 75th percentile of total compensation for similarly-titled executives of the peer group companies.

We will provide disclosure similar to this in future filings.

Pay for Performance, page 17

5.	We note that you determine your named executive officers annual cash bonus based on appreciation in the company’s stock price, after cash tax flow targets, and a subjective analysis of performance. You have not, however, provided a quantitative discussion of all the terms of the necessary targets to be achieved. Please disclose the specific targets used to determine compensation or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 of Item 402(b) of Regulation S-K. Provide this disclosure in future filings and tell us how you plan to comply.

January 22, 2010

Response: For 2008, the cash bonus targets for the named executives were established. Fifteen percent of each named executive’s bonus was contingent upon appreciation in the company’s stock price during 2008 of approximately 44%, 25% of each named executive’s bonus was contingent upon achieving after tax cash flow for 2008 of $1.80 per share, and 60% of each named executive’s bonus resulted from a subjective analysis of each named executive’s performance and contribution to the achievement of Company’s goals for 2008.

We note that we provide the $1.80 per share after tax cash flow goal on page 18 in our list of company goals for 2008 which was intended to be responsive to the quantitative operating performance target disclosure. We also note that we did not, however, disclose the target growth in stock price. We will provide each of these disclosures as applicable in future filings.

Compensation for 2008 Performance, page 18

6.	We note that the maximum annual cash bonus for 2008 was set at 100% for the CEO, 150% for Mr. Rutter, and 75% for each of the other named executive officers. Please explain to us why there is a difference in maximum annual cash bonus for these individuals, and include this disclosure in future filings.

Response: The maximum annual cash bonuses for 2008, expressed as a percentage of base salary, for the CEO and each of the named executives other than Mr. Rutter were established by the Compensation Committee during 2007. The Compensation Committee considered each individual named executive’s role and responsibilities with regard to the achievement of the company’s performance targets as well as the potential absolute dollar amount to be awarded to each officer in arriving at the maximum annual cash bonus amounts. Mr. Rutter joined the company on September 1, 2008. His salary, bonus potential and initial equity incentive grants for 2008 were negotiated prior to his employment with our Chairman and CEO and our Compensation Committee Chair in connection with his agreement to join the Company.

We will include disclosure of the determination of the maximum annual cash bonuses for all named executive officers in future filings.

7.	Please explain to us more specifically why each named executive officer received the base salary; performance-based compensation and long-term equity incentive awards that he did. Your discussion of base salary should explain specifically how each factor, such as individual responsibilities, performance and experience, was used to determine individual base salaries and why you decided to award base salaries based on the respective executive officer’s ability to meet those factors. The description of cash bonuses should describe your actual level of achievement for each of the corporate goals identified and explain how those achievement levels factored into the cash bonuses awarded. With respect to long term equity incentive awards, explain why the NEOs received the amounts that were granted. Refer to Item 402(b) of Regulation S-K for guidance. Confirm that you will provide similar disclosure in future filings.

January 22, 2010

Response:

Base salaries

Each named executive’s base salary was established for 2008 pursuant to a benchmarking study performed by CEL & Associates. In each case, base salary levels for the named executive officers except Mr. Thomas were established with a belief that the base salary compensation is competitive with that of comparable companies for executives of similar experience and responsibility. In evaluating base salaries for 2009, the Compensation Committee believed that, primarily because of the deterioration in real estate and capital market conditions during 2008, the market rate of base salary levels at comparable companies would not increase for executives generally, therefore base salaries for 2009 for these executives remained the same as those for 2008.

Mr. Thomas elected to maintain his base salary at $120,000 for 2008 and 2009, the same level as he has received since the company’s initial public offering in 2004.

Cash bonuses

The performance objectives considered in the awarding of cash bonuses for the named executives and the achievement of those objectives were:

(i) Appreciation in the company’s stock price during 2008 of approximately 44%. The price of the company’s stock declined from $10.78 per share at December 31, 2007 to $2.53 per share at December 31, 2008, a decline of approximately 77%;

(ii) After tax cash flow for 2008 of $1.80 per share. Actual after tax cash flow for 2008 was $.95 per share; and

(iii) A subjective analysis of each named executive’s performance in contributing to the achievement of Company’s goals for 2008. These Company goals were described on page 18 and included:

(a) Expansion of our properties portfolio to acquire additional square footage in our existing markets and also the continued expansion into new markets. During 2008, primarily due to adverse capital and market conditions for financing properties, we did not acquire any additional properties nor expand into new markets;

(b) Recapitalization or sale of properties that were repositioned and stabilized as part of our value-add strategy. During 2008, primarily due to adverse capital and market conditions for financing properties, we did not achieve any sales or recapitalizations of any stabilized properties;

(c) Continued progress in development activities at our development properties. During 2008, we substantially completed the construction of Murano, a high rise residential condominium project, and we closed or had under contract for sale of 125 units. We made progress in pursuing the environmental clearance and governmental approvals for approximately 2,937 residential units and 180,000 square feet of retail and community-serving space at the NBC Universal Village project. We progressed in entitling the MetroStudio@Lankershim property for approximately 1.5 million square feet of office and production facility space;

January 22, 2010

(d) Growth in our investment advisory relationships with institutional investors. We entered into an agreement with UBS Wealth Management—North American Property Fund Limited to acquire stabilized office properties, with a commitment from UBS of $250 million; and

(e) Achievement of after tax cash flow of $1.80 per share. After tax cash flow for the year ended December 31, 2008 was $.95 per share, or approximately 53% of the target.

In awarding cash bonuses to the named executives, the Compensation Committee adjusted downward the maximum cash bonus amounts for each of the named executive officers (discussed in response to Comment 6 above) for the partial achievement of the company’s goals for 2008. The Compensation Committee also subjectively evaluated each named executive’s overall performance in carrying out his or her responsibilities. The subjective portion of the cash bonuses were determined with each individual named executive officer based on a number of factors that the Compensation Committee took into account, including each individual named executive officer’s experience and individual performance within his or her role in the partial achievement of the Company’s general goals described on page 18 of the Proxy Statement. Individual award amounts for each named executive officer varied because of differences in responsibilities and accomplishments toward the Company’s goals, with an awareness of overall contribution to the Company and feedback from the Chairman and Chief Executive Officer and the Compensation Committee.

Long term equity incentive awards

The Compensation Committee granted equity incentive awards for each of the named executive officers in keeping with its strategy to maintain total compensation levels at or near the 75th percentile of executive compensation levels at the company’s peer group, to encourage long-term retention of the executives, to further align the interests of our executives with those of the shareholders, and to reward share price appreciation over a multi-year period.

We will provide disclosure similar to this in future filings.

Related Party Transactions, page 30

8.	We note your disclosure on page 12 of your Form 10-K that Mr. Thomas and entities controlled by him guarantee debt of $210 million including $11 million of debt available for guarantee by Mr. Edward Fox, one of your non-employee directors. Please advise us why these guarantees have not been disclosed within this section and why you have not filed the guarantee agreements as exhibits to your Form 10-K.

Response: Beginning on page 30 of our Proxy Statement on Schedule 14A, filed April 28, 2009, under the caption Description of Contribution Agreement, Tax Indemnity and Debt Guarantees and continuing on page 31, we disclose that we use commercially reasonable efforts to make $221 million of indebtedness available for guarantee by entities controlled by Mr. Thomas, Mr. Fox and Mr. Gilchrist. We will revise this disclosure in our Proxy Statement for 2009 to indicate that the total debt level subject to this agreement is actually $210 million, including $11 million of debt available for guarantee by Mr. Fox and Mr. Gilchrist, which is consistent with our disclosure on this matter on page 12 of our Form 10-K for the year ended December 31, 2008. We will file the guarantee agreements as exhibits to our Form 10-K filing for the year ended December 31, 2009.

January 22, 2010

* * *

In connection with the Company’s response to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the foregoing responses, please do not hesitate to contact me directly at (213) 233-2296.

Sincerely,

/s/ Diana M. Laing
Diana M. Laing
Chief Financial Officer